FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July 2008
21 July 2008

BRITISH SKY BROADCASTING GROUP PLC
(Name of Registrant)

Grant Way, Isleworth, Middlesex, TW7 5QD England
(Address of principal executive offices)

Indicate by check mark whether the registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X            Form 40-F

Indicate by check mark whether the  registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                    No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

EXHIBIT INDEX

Exhibit

                 NO. 1              Press release of British Sky  Broadcasting Group plc announcing Notice of Preliminary Results released on 21 July 2008

21 July 2008

British Sky Broadcasting Group plc

Notice of Preliminary Results

British Sky Broadcasting Group plc will be announcing its Preliminary Results for the 12 months ended 30 June 2008 via RNS, at 7.00 a.m. (BST) on Thursday 31 July 2008.

There will be a presentation for UK/European analysts and investors at 9.30 a.m. (BST) in London. Participants should register by contacting Kirsty Flockhart or Rose Marfleet on
+44 20 7251 3801 or at bskyb@finsbury.com.

There will be a separate conference call for US analysts and investors at 10.00 a.m. (EST).  To register for this please contact Dana Johnston at Taylor Rafferty on +1 212 889 4350.  Alternatively you may register online at http://invite.taylor-rafferty.com/_bskyb/cc/.

A live webcast of both the presentation and conference call (in listen only mode) will also be available via the BSkyB website, http://www.sky.com/corporate and subsequently available for replay.

Enquiries:

UK/European:
Kirsty Flockhart, Finsbury

Rose Marfleet, Finsbury
Tel: + 44 20 7251 3801

E-mail: bskyb@finsbury.com

US:

Dana Johnston, Taylor Rafferty

Tel: +1 212 889 4350

E-mail: bskyb@taylor-rafferty.com

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                       BRITISH SKY BROADCASTING GROUP PLC

Date: 21 July 2008                                                                                                                          By: /s/ Dave Gormley
                                                                                                                                                       Dave Gormley
                                                                                                                                                       Company Secretary